UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

WPCS International Incorporated
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92931L 40 1
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

57,160 shares of Common Stock

1,037,018 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,055,481 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

57,160 shares of Common Stock

1,037,018 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,055,481 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,160 shares of Common Stock

1,037,018 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,055,481 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON CO

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities) and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 54,100 shares of Common Stock issuable upon conversion of Convertible Preferred Stock 81,190 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 54,100 shares of Common Stock issuable upon conversion of Convertible Preferred Stock 81,190 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,100 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

81,190 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities) and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Iroquois Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities) and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Joshua Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities) and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP NO. 92931L 40 1

1	NAME OF REPORTING PERSON Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6

SHARED VOTING POWER

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

	7	SOLE DISPOSITIVE POWER - 0 -
	8

SHARED DISPOSITIVE POWER

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,160 shares of Common Stock

1,091,119 shares of Common Stock issuable upon conversion of Convertible Preferred Stock

1,136,671 shares of Common Stock issuable upon exercise of Warrants

(See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, the Reported Securities are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker.  Accordingly, as more fully described in Item 4, rows (6), (8) and (9) show the number of shares of common stock that would be issuable upon full conversion or exercise of the reported securities (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities) and do not give effect to such blocker. Therefore, the actual number of shares of common stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

  This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13G filed on February 12, 2013 as amended on February 12, 2014, February 17, 2015 and July 17, 2015 (the “Original Schedule 13G”) with respect to the shares of common stock, par value $0.0001 per share, (the “Common Stock”) of WPCS International Incorporated, a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 4 in its entirety as set forth below.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2015:

(i)	Iroquois Master Fund directly owned 57,160 Shares and may be deemed to beneficially own 93,818 Shares upon conversion of 1,244 shares of Series G-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series G-1 Shares”) (including certain dividend and make-whole shares issuable upon conversion of certain of the reported securities), 239,500 Shares upon conversion of 2,395 shares of Series H Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H Shares”), 703,700 Shares upon conversion of 7,037 shares of Series H-1 Preferred Convertible Stock of the Issuer, par value $0.0001 per share (the “Series H-1 Shares”), and 1,055,481 Shares upon exercise of 1,055,481 warrants with an exercise price of $1.66 per Share (the “Warrants” and, together with the Series G-1 Shares, the Series H Shares and the Series H-1 Shares, the “Reported Securities”); provided, however, that notwithstanding the foregoing, pursuant to the terms of the Reported Securities, Iroquois Master Fund is not permitted to convert or exercise (as the case may be) any of the Reported Securities if the Reporting Persons and any of their affiliates would beneficially own, after any such conversion or exercise (as the case may be), more than 9.99% of the outstanding Shares (the “9.99% Blocker”).

(ii)	Iroquois Capital Group may be deemed to beneficially own 54,100 Shares upon conversion of 541 Series H-1 Shares and 81,190 Shares upon exercise of 81,190 Warrants; provided, however, that notwithstanding the foregoing, as a result of the 9.99% Blocker, Iroquois Capital Group is not permitted to convert or exercise (as the case may be) any of the Reported Securities if the Reporting Persons and any of their affiliates would beneficially own, after any such conversion or exercise (as the case may be), more than 9.99% of the outstanding Shares.

(iii)	Iroquois Capital Management, as the investment manager of each of Iroquois Master Fund and Iroquois Capital Group, may be deemed the beneficial owner of the (i) 2,150,109 Shares that may be deemed to be owned by Iroquois Master Fund, and (ii) 135,290 Shares that may be deemed to be owned by Iroquois Capital Group, in each case, subject to the 9.99% Blocker as discussed above.

(iv)	Messrs. Silverman and Abbe, as the managing members of Iroquois Capital Management, may be deemed the beneficial owner of the (i) 2,149,659 Shares that may be deemed to be owned by Iroquois Master Fund, and (ii) 135,290 Shares that may be deemed to be owned by Iroquois Capital Group, in each case, subject to the 9.99% Blocker as discussed above.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person is based on 2,565,915 Shares outstanding as of December 11, 2015 plus the number of Shares upon conversion and exercise of the Reported Securities that are reported by each applicable Reporting Person, subject to the 9.99% Blocker (as discussed above).

As a result of the 9.99% Blocker, the amount disclosed in Row (11) of the cover page for each Reporting Person, reports the maximum percentage of Shares that each Reporting Person can receive upon conversion or exercise of the Reported Securities (as the case may be).  As a result of the 9.99% Blocker, the Reporting Persons are not able to convert or exercise (as the case may be) all of the Reported Securities reported herein.

(c)	Number of shares as to which each Reporting Person has:

The information required by Item 4(c) is set forth in Rows (5) - (9) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2016

Iroquois Master Fund Ltd.

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Authorized Signatory

Iroquois Capital Investment Group LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Managing Member

Iroquois Capital Management LLC

By:	/s/ Joshua Silverman
	Name:	Joshua Silverman
	Title:	Managing Member

/s/ Joshua Silverman
Joshua Silverman

/s/ Richard Abbe
Richard Abbe